UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH

SEC FILE NUMBER
8-66569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy (City) MA (State) 02169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

BB 3/21

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



CAROL A. O'KEEFE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the Years Ended December 31, 2006 and 2005

MERIDIAN CAPITAL PARTNERS, LLC

INDEPENDENT AUDITORS REPORT



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying statements of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2006 and 2005 and the related statements of revenues and expenses, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2007

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

MERIDIAN CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

As of and for the Years Ended December 31, 2006 and 2005

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS' EQUITY
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 478,215	$ 514,839
Commissions and accounts receivable	41,981	-
Deposits and prepaid expenses	335	2,454
TOTAL CURRENT ASSETS	520,531	517,293
PROPERTY AND EQUIPMENT		
Computer equipment and software	16,587	1,081
Equipment	2,917	2,917
Furniture and fixtures	8,034	6,942
Leasehold improvements	17,083	12,800
	44,621	23,740
Less: accumulated depreciation	(9,728)	(753)
	34,893	22,987
TOTAL ASSETS	$ 555,424	$ 540,280
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,908	$ -
Accrued liabilities	100,507	68,284
Due to related party	43,894	30,105
TOTAL CURRENT LIABILITIES	146,309	98,389
MEMBERS' EQUITY	409,115	441,891
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 555,424	$ 540,280

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF REVENUES AND EXPENSES
December 31, 2006 and 2005

	2006	2005
REVENUE		
Wholesale commissions and due diligence fees	$ 9,733,433	$ 6,721,818
TOTAL REVENUE	9,733,433	6,721,818
OPERATING EXPENSES		
Charitable contributions	11,000	-
Commissions and due diligence fees	8,741,717	5,728,604
Computer expense	14,414	3,952
Depreciation expense	8,975	753
Dues and subscriptions	2,768	774
Employee benefits	71,316	25,537
Filing fees expense	42,885	35,743
Insurance expense	20,624	7,522
Legal, accounting and professional fees	41,094	205,591
Meals and entertainment	37,449	27,387
Meetings and conferences	22,119	3,751
Office supplies and expense	29,179	14,926
Pension expense	33,282	28,483
Postage and shipping	7,370	4,506
Rent	57,164	13,433
Repairs and maintenance	620	1,829
Salaries and wages	389,441	286,493
Taxes - payroll and other	20,106	16,836
Telephone expense	21,441	6,626
Training and education	38,885	16,325
Travel expense	140,134	68,053
TOTAL OPERATING EXPENSES	9,751,983	6,497,124
NET OPERATING MARGIN	(18,550)	224,694
OTHER INCOME (EXPENSE)		
Interest income	-	61
Interest expense	(4,226)	(3,093)
TOTAL OTHER EXPENSE	(4,226)	(3,032)
NET INCOME (LOSS)	$ (22,776)	$ 221,662

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMERS' EQUITY
For the Years Ended December 31, 2006 and 2005

MEMBERS' EQUITY AS OF DECEMBER 31, 2004	$	220,229
Capital contributions		-
Net income for the year ended December 31, 2005		221,662
MEMBERS' EQUITY AS OF DECEMBER 31, 2005		441,891
Capital contributions		150,000
Net loss for the year ended December 31, 2006		(22,776)
Capital withdrawals		(160,000)
MEMBERS' EQUITY AS OF DECEMBER 31, 2006	$	409,115

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (22,776)	$ 221,662
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	8,975	753
Expenses allocated from related party	1,216,579	797,018
Inter-company interest expense	4,226	3,093
(Increase) decrease in:		
Commissions and accounts receivable	(41,981)	1,019,609
Deposits and prepaid expenses	2,119	(1,072)
Increase (decrease) in:		
Accounts payable	1,908	(10,537)
Accrued liabilities	32,223	(756,226)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,201,273	1,274,300
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(20,881)	(23,740)
Advances to related party	(1,207,016)	(773,886)
NET CASH USED IN INVESTING ACTIVITIES	(1,227,897)	(797,626)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	150,000	-
Capital withdrawals	(160,000)	-
NET CASH USED IN FINANCING ACTIVITIES	(10,000)	-
NET INCREASE (DECREASE) IN CASH	(36,624)	476,674
CASH – BEGINNING	514,839	38,165
CASH - ENDING	$ 478,215	$ 514,839
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 3,093	$ 311

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION
Meridian Capital Partners, LLC is a limited liability company (hereafter LLC) formed under the laws of the state of Delaware on March 25, 2004 with its offices located in Quincy, Massachusetts. The LLC is a broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of NASD and the Securities Investor Protection Corporation (SIPC). The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

B. LIABILITY OF LIMITED LIABILITY COMPANY MEMBERS
Pursuant to §18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act, the debts, obligations and liabilities of an LLC member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member or manager of the LLC shall be obligated personally for such debt, obligation or liability of the LLC solely by reason of being a member or acting as a manager of the LLC.

Pursuant to §18-303(b) of the aforementioned Act, under the LLC agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the LLC.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, the LLC considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

E. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
The LLC experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

F. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

G. REVENUE AND COST RECOGNITION
Commission revenues are recognized upon the closing of a participating program transaction (earned). The related commission expense is recognized when the commission is earned by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

H. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

I. COMPENSATED ABSENCES
Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

J. SHIPPING AND HANDLING COSTS
The LLC does not normally incur shipping and handling costs in connection with its wholesale direct participation program activities. If shipping and handling costs were incurred, those costs would be absorbed by the LLC as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

K. INCOME TAXES
Under the domestic entity default rules of the Internal Revenue Service, the LLC, since it is organized as an LLC, is treated as a partnership for taxation purposes. In lieu of the LLC paying federal income taxes, the members of the LLC are taxed on their proportionate share of the LLC's federally taxable income. The Commonwealth of Massachusetts follows the Internal Revenue Service rules in determining the taxation of the LLC. Therefore, these financial statements do not contain a provision for federal or state income taxes.

NOTE 2 - LEASES

The LLC shares its office location in Massachusetts under an operating lease through an affiliated corporation, Meridian Properties, Inc.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2001, was amended on September 1, 2005 to amend the amount and location of the office space being leased.

The Massachusetts office also began leasing various pieces of office equipment in the year 2000 under operating leases expiring on various dates in the year 2005.

Effective January 1, 2005, 5% of the lease payments for the Massachusetts lease were allocated to the LLC. Effective September 1, 2005, 4% of the lease payments for the Massachusetts leases were allocated to the LLC.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

NOTE 2 – LEASES - continued

Years Ended December 31,	Amount
2007	$ 43,204
2008	38,824
2009	41,050
2010	33,545
2011	-
	$ 156,623

Rent expense for the year ended December 31, 2006 and 2005 was $ 57,164 and $ 13,433, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The LLC shares office space at its location with Meridian Investments, Inc., Meridian Clean Fuels, Inc., Carbon Energy, LLC, and Meridian Finance Company, LLC, all affiliated companies. Except for items specifically identified to one of the companies, overhead and other operating expenses, including personnel costs, are shared with the affiliated companies. Allocations of all shared expenses are determined by personnel time devoted to each entity.

Pursuant to the Company's annual personnel time review for the purposes of determining the annual allocation ratios, for the period January 1, 2005 through August 31, 2005, the allocation percentages were revised to the following: 75% Meridian Investments, Inc., 10% Meridian Clean Fuels, Inc., 10% Carbon Energy, LLC and 5% Meridian Capital Partners, LLC.

For the period September 1, 2005 through December 31, 2005, subsequent to a second personnel time review, the allocation ratio was revised to the following: 75% Meridian Investments, Inc., 10% Meridian Clean Fuels, Inc., 10% Carbon Energy, LLC, 4% Meridian Capital Partners, LLC and 1% Meridian Finance Company, LLC.

Pursuant to the Company's personnel time review conducted at the beginning of 2006, the allocation percentages were revised to the following: 50% Meridian Investments, Inc., 20% Meridian Capital Partners, LLC, 15% Meridian Clean Fuels, Inc., 10% Carbon Energy, LLC and 5% Meridian Finance Company, LLC.

For the years ended December 31, 2006 and 2005, the amount of expenses allocated to the LLC was $ 1,216,579 and $ 797,018, respectively.

NOTE 4 - DUE TO/FROM RELATED PARTY

Due to related party represents monies advanced to the LLC from Meridian Properties, Inc., an affiliated corporation. The balances at December 31, 2006 and 2005 are comprised of (1) amounts actually borrowed from, net of amounts repaid, to the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the LLC and (3) common operating expenses allocated to the LLC.

NOTE 4 - DUE TO/FROM RELATED PARTY - continued

Interest on the outstanding balances is charged on the average monthly balance at the applicable federal rate per annum (4.71% and 3.11% for the years ended December 31, 2006 and 2005, respectively).

Interest payable included in the balance at December 31, 2006 and 2005 was $ 4,226 and $ 3,093, respectively.

NOTE 5 - SALE OR TRANSFER OF MEMBERS' INTERESTS

Pursuant to the LLC agreement dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion.

The LLC is not required to recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to LLC agreement have been filed with the LLC.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the LLC agreement.

NOTE 6 - CONCENTRATIONS OF CREDIT AND MARKET RISK

The LLC was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail, accredited investors and also to offer such products directly to retail investors. The LLC receives commissions upon the closing of each transaction.

Financial instruments that potentially subject the LLC to credit risk consist principally of commissions receivable and commission revenue. Concentrations of credit risk with respect to commissions receivable and commission revenue arise due to the fact that the LLC conducts business with a limited number of companies and, as of December 31, 2006, commissions receivable due from one company totaled $ 41,981 as the result of a funding error that occurred near the end of 2006 that wasn't corrected until the beginning of 2007. As of December 31, 2005, the LLC did not have any outstanding commissions receivable that exposed it to credit risk.

The LLC also maintains cash balances in one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. From time to time, the LLC may have cash on deposit that exceeds the federal insured limits. At December 31, 2006 and 2005, the LLC had uninsured cash balances in the amount of $ 478,215 and $ 419,898, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the LLC had net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

NOTE 7 - NET CAPITAL REQUIREMENTS - continued

	2006	2005
Net Capital	$ 373,887	$ 416,450
Required Net Capital	9,744	6,553
Excess (Deficient) Net Capital	$ 364,143	$ 409,897
Aggregate Indebtedness	$ 146,309	$ 98,389
Net Capital Ratio	0.39 to 1	0.24 to 1

On January 25, 2005, the LLC notified NASD and the SEC that, in violation of the SEC Uniform Net Capital Rule (Rule 15c3-1), it did not meet its net capital requirement as of December 31, 2004.

The Uniform Net Capital Rule violation was resolved on January 4, 2005. By rule, because of the violation, the LLC was not permitted to, and did not engage in a securities transaction with any public customer during the period January 1, 2005 through January 4, 2005, the period of the violation.

On July 26, 2005, the LLC received a Letter of Caution from NASD regarding the Uniform Net Capital Rule violation. As a result of the Letter of Caution, the LLC was required to describe in detail the steps taken to resolve the violation. There were no further sanctions imposed as a result of the Uniform Net Capital Rule violation.

MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION



Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Capital Partners, LLC as of December 31, 2006 and 2005 and for the years then ended, respectively and have issued our report thereon dated February 12, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2007

MERIDIAN CAPITAL PARTNERS, LLC
SCHEDULE I – NET CAPITAL COMPUTATION UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006		2005	
NET CAPITAL COMPUTATION				
MEMBERS' EQUITY	$	409,115	$	441,891
LESS: NON-ALLOWABLE ASSETS				
Deposits and prepaid expenses		(335)		(2,454)
Property and equipment, net of accumulated depreciation		(34,893)		(22,987)
NET CAPITAL	$	373,887	$	416,450
RECONCILIATION WITH LLC'S COMPUTATION				
NET CAPITAL PER FOCUS REPORT	$	382,202	$	434,547
AUDIT ADJUSTMENTS FOR:				
Prepaid insurance		(335)		-
Property and equipment		(3,754)		(4,220)
Accrued interest expense on balance due to related party		(4,226)		(3,093)
Accrued expenses		-		(10,784)
NET CAPITAL	$	373,887	$	416,450



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Capital Partners, LLC as of December 31, 2006 and 2005 and for the years ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2007



Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Members of
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the financial statements of Meridian Capital Partners, LLC as of December 31, 2006 and 2005 and for the years then ended, respectively. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 12, 2007

END